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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-16251

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K     [ ] Form 11-K    [ ] Form 20-F
             [ ] Form 10-Q     [ ] Form N-SAR

         For Period Ended:       March 31, 2001
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this report shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     GALAXY NUTRITIONAL FOODS, INC.
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Former name if applicable Galaxy Foods Company


Address of principal executive office (STREET AND NUMBER)  2441 VISCOUNT ROW
                                                          ----------------------
City, state and zip code   ORLANDO, FLORIDA 32809
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)      The reasons described below in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K of Form
                           N-SAR, or portion thereof will be filed on or



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                           before the 15th calendar day following the prescribed
                           due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is unable to file its Form 10-K for the fiscal year ended March 31, 2001 by June 29, 2001 because the Registrant's auditor, BDO Seidman LLP, requires additional time to complete the audit of the Registrants audited financial statements, and the audit report for such period. The inability to file the Form 10-K timely could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-K will be filed no later than Friday, July 13, 2001.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                   CYNTHIS HUNTER                  (407)   854-0424
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                  (Name)                         (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                       [X]Yes            [ ] No

         (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X]Yes            [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report a net loss for the year ended March 31, 2001 of approximately $5.4 million as compared to net income of $3.6 million for the year ended March 31, 2000. The decline was the


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         result of three key factors: increased overhead costs associated with the installation and construction of new machinery, increased selling and promotional expenses to maintain current relationships with brokers and customers and increased raw materials costs due to a worldwide shortage of the Registrant's primary raw ingredient. Net sales grew from $42 million in fiscal 2000 to $47 million in fiscal 2001 as a result of increased demand for the Registrant's healthy line of products.

                         GALAXY NUTRITIONAL FOODS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 29, 2001                By: /s/ ANGELO S. MORINI
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                                        Angelo S. Morini
                                        President and Chief Executive Officer



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